Hilton Group plc


SEC MAIL PROCESSING
RECEIVED
MAR 0 6 2006
WASH. DC
152
SECTION

COMPLETION ANNOUNCEMENT

HILTON GROUP PLC CONFIRMS THAT THE SALE OF THE HILTON INTERNATIONAL HOTELS DIVISION TO HILTON HOTELS CORPORATION HAS NOW BEEN COMPLETED.




06011435

ENQUIRES TO:

CHRISTOPHER BELL
CHIEF EXECUTIVE OFFICER

ROSEMARY THORNE
FINANCE DIRECTOR

ALEX PAGETT
GROUP CORPORATE AFFAIRS DIRECTOR
MOBILE: +44 (0) 7974 229888

JULIAN ARLETT
HEAD OF INVESTOR RELATIONS
MOBILE: +44 (0) 7974 229462

TEL: +44 (0) 20 7856 8109

Hilton Group plc

CHANGE OF NAME

THE COMPANY ANNOUNCES THAT THE CHANGE OF ITS NAME TO LADBROKES PLC (WHICH WAS APPROVED BY SHAREHOLDERS AT THE EXTRAORDINARY GENERAL MEETING ON 27 JANUARY, 2006) IS NOW EFFECTIVE AND IT WILL BE TRADING ON THE LONDON STOCK EXCHANGE UNDER THE TICKER 'LAD' WITH EFFECT FROM FRIDAY, 24 FEBRUARY 2006.

THIS WILL NOT ALTER THE NOMINAL VALUE OF THE COMPANY'S ORDINARY SHARES. EXISTING HILTON GROUP PLC 10P ORDINARY SHARES WILL SIMPLY BE RENAMED LADBROKES PLC 10P ORDINARY SHARES. THE 10P ORDINARY SHARES WILL CONTINUE TO TRADE UP TO THE RECORD DATE FOR THE SPECIAL AND FINAL DIVIDENDS ANNOUNCED THIS MORNING, WHICH IS EXPECTED TO BE 13 APRIL 2006. THE 10P ORDINARY SHARES WILL THEN BE CONSOLIDATED AND DEALINGS IN NEW LADBROKES PLC ORDINARY SHARES WILL COMMENCE ON 18 APRIL 2006. THESE SHARES WILL TRADE WITHOUT THE RIGHT TO THE SPECIAL AND FINAL DIVIDENDS AND THEIR NOMINAL VALUE WILL BE DETERMINED PURSUANT TO THE CONSOLIDATION, DETAILS OF WHICH WILL BE SET OUT IN THE CIRCULAR CONVENING THE FORTHCOMING EXTRAORDINARY GENERAL MEETING.

THE COMPANY'S REGISTERED OFFICE HAS BEEN MOVED TO IMPERIAL HOUSE, IMPERIAL DRIVE, RAYNERS LANE, HARROW, MIDDLESEX HAZ 7JW.

ENQUIRES TO:

CHRISTOPHER BELL
CHIEF EXECUTIVE OFFICER

ROSEMARY THORNE
GROUP FINANCE DIRECTOR

ALEX PAGETT
GROUP CORPORATE AFFAIRS DIRECTOR
MOBILE: +44 (0) 7974 229888

JULIAN ARLETT
HEAD OF INVESTOR RELATIONS
MOBILE: +44 (0) 7974 229462

TEL: +44 (0) 20 7856 8109

COMPANIES ACT 1985 ("THE ACT")

SECTION 198 NOTIFICATION

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 16 FEBRUARY 2006 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE DECREASED TO 95,697,574 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 5.96% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK BRUSSELS	5,685,830
BANK OF NEW YORK BRUSSELS	1,089,000
BANK OF NEW YORK EUROPE LDN	4,006,500
BANK OF NEW YORK	355,400
BANKERS TRUST LONDON	540,200
BROWN BROTHERS HARRIMAN AND COMPANY	894,100
BROWN BROTHERS HARRIMAN AND COMPANY	3,613,700
BROWN BROTHERS HARRIMAN LTD LUX	1,000,294
CHASE MANHATTAN BANK AG FRNKFRT S	139,348
CHASE MANHATTAN LONDON	14,900

CLYDESDALE BANK PLC	377,800
DEXIA PRIVATBANK	16,000
JP MORGAN CHASE BANK	10,948,200
JP MORGAN CHASE BANK	75,200
JP MORGAN CHASE BANK	301,400
JP MORGAN, BOURNEMOUTH	3,041,877
JP MORGAN, BOURNEMOUTH	1,511,431
JP MORGAN, BOURNEMOUTH	41,380,044
JP MORGAN, BOURNEMOUTH	277,800
JP MORGAN, BOURNEMOUTH	676,620
MELLON BANK N.A.	61,700
MELLON BANK	3,448,353
MIDLAND SECURITIES SERVICES	240,800
NORTHERN TRUST CO	339,600
NORTHERN TRUST LONDON	9,980,856
NORTHERN TRUST LONDON	189,900
NORTHERN TRUST LONDON	184,700
STATE STR BK & TR CO LNDN (S	2,652,742
STATE STR BK & TR CO LNDN (S	212,652
STATE STREET BANK & TR CO	877,827
STATE STREET BANK & TR CO	1,261,100

STATE STREET BANK & TR CO	279,100
STATE STREET HONG KONG	22,600
TOTAL	95,697,574